444 Cedar Street, Suite 2060, St. Paul, MN 55101
Tel: +1 (651) 389-4100

www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE	2022-05

PolyMet Mining reports results for period ended March 31, 2022

St. Paul, Minn., May 12, 2022 - PolyMet Mining Corp. TSX: POM; NYSE American: PLM, today filed its financial results for the three months ended March 31, 2022, and provided a business update.

The company made steady progress in litigation, continued its focus on optimization and engineering efforts related to the NorthMet Project, and maintained full compliance with all operating permits during the period, according to Jon Cherry, chairman, president and CEO.

"In the latest court decision, the Minnesota Court of Appeals in January affirmed nearly all aspects of the company's water discharge permit, an indication of steady and meaningful progress," Cherry said.

However, the court ruled that the Minnesota Pollution Control Agency must consider whether any discharges are the "functional equivalent" of a direct surface water discharge. The ruling stems from a U.S. Supreme Court ruling unrelated to PolyMet and issued more than a year after PolyMet's permit was issued. This functional-equivalence analysis is expected to be completed this year and to affirm earlier conclusions.

The water discharge permit is one of only three permits that remain on hold pending additional legal proceedings or regulatory process, which is anticipated to be largely addressed this year. The other two are the Permit to Mine and the federal wetlands (Section 404) permit.

The company made progress on the wetlands permit as the U.S. Army Corps of Engineers completed a three-day section 401(a)(2) hearing under the Clean Water Act on May 5, in Cloquet, Minnesota. The hearing was held to determine if the project will violate water quality requirements within the reservation boundaries of the Fond du Lac Band of Lake Superior Chippewa. State and federal agencies concluded during environmental review and permitting that the project will not affect water quality before reaching the reservation, which is 116 river miles downstream.

"We are confident the Corps will affirm the original conclusions by state and federal agencies that the PolyMet project will meet water quality standards downstream, including at the Fond du Lac boundary," Cherry said. "We are committed to bringing the former taconite site up to modern, safe mining standards and cleaning up legacy issues in the process."

Regarding the Permit to Mine, a contested case hearing by the Minnesota Department of Natural Resources on the effectiveness of bentonite clay at the tailings impoundment is anticipated in the second or third quarter of this year. Several preliminary hearings already have been held.

To date, PolyMet has received favorable decisions in all six cases that have reached final conclusion - four federal and two state. More information on recent court developments can be found on the company's website at https://polymetmining.com/investors/news/ and on its SEDAR and EDGAR profiles.

Key Balance Sheet Statistics

(in '000 US dollars)

	March 31, 2022	December 31, 2021
Cash	$5,331	$2,958
Working capital [1]	(59,615)	(17,609)
Total assets	473,396	468,126
Total liabilities	121,225	110,519
Shareholders' equity	$352,171	$357,607
[1]Deficiency at March 31, 2022 primarily due to the $62.7 million convertible debt with Glencore being due March 31, 2023. Glencore has committed to provide financial support to enable the Company to continue its business operations for the next twelve months.

Key Income and Cash Flow Statement Statistics

(in '000 US dollars, except per share amounts)

	Three months ended March 31, 2022	Three months ended March 31, 2021
Operations expense	$3,808	$3,576
Other expenses/(income):
Debt accretion and interest	2,026	780
Loss on refinancing	1,598	-
Rehabilitation accretion	480	479
Gain on financial asset fair value	(152)	(812)
Loss/(gain) on restricted deposits	837	(277)
Other income - net	5	(49)

Loss for the period:	8,602	3,697
Loss for the period ($/share)	0.08	0.04

Cash used in investing activities	$2,162	$1,758

Weighted average shares outstanding	101,428,723	100,862,592
  Loss for the three months ended March 31, 2022, was $8.6 million compared with $3.7 million for the prior year period. The increased loss was primarily due to non-cash charges related to debt refinancing, investments of restricted deposit, and interest expense partially offset by lower spend on project studies.
  Capital expenditures for the three months ended March 31, 2022, was $2.2 million compared with $1.8 million for the prior year. The increase was primarily due to increased activities supporting legal defense of project permits.

The financial statements have been filed at www.polymetmining.com and on SEDAR and EDGAR and have been prepared in accordance with International Financial Reporting Standards. All amounts are in U.S. dollars. Copies can be obtained free of charge by contacting the company at 444 Cedar Street, Suite 2060, St. Paul, MN 55101, or by e-mail at info@polymetmining.com. Project developments described above are derived from these documents and should be read in conjunction with them.

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About PolyMet

PolyMet is a mine development company that owns 100% of the NorthMet Project, the first large-scale project to have received permits within the Duluth Complex in northeastern Minnesota, one of the world's major, undeveloped mining regions. NorthMet has significant proven and probable reserves of copper, nickel and palladium - metals vital to infrastructure improvements and global carbon reduction efforts - in addition to marketable reserves of cobalt, platinum and gold. When operational, NorthMet will become one of the leading producers of nickel, palladium and cobalt in the U.S., feeding the supply chain with high-demand, responsibly mined metals crucial to the manufacture of clean energy and clean mobility technologies such as wind and solar generation, battery storage and electric vehicles.

Located in the Mesabi Iron Range, the project will provide economic diversity while leveraging the region's established supplier network and skilled workforce and generate a level of activity that will have a significant effect in the local economy. For more information: www.polymetmining.com.

For further information, please contact:

Media

Bruce Richardson, Corporate Communications

Tel: +1 (651) 389-4111

brichardson@polymetmining.com

Investor Relations

Tony Gikas, Investor Relations

Tel: +1 (651) 389-4110

investorrelations@polymetmining.com

PolyMet Disclosures

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet's operations in the future. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible," "projects," "plans," and similar expressions, or statements that events, conditions or results "will," "may," "could," or "should" occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet's most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2021, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company's mineral resource and other data as required under National Instrument 43-101.

No regulatory authority has reviewed or accepted responsibility for the adequacy or accuracy of this release.